Exhibit 99.1

FangDD Announces New Management Positions to Optimize Organizational Structure

SHENZHEN, China, March 11, 2020 (GLOBE NEWSWIRE) — Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced an initiative to optimize its organizational structure through the creation of new senior management positions. The structural optimization is an essential step of FangDD’s overarching strategy focused on refining its service offerings, expanding market leadership, and improving operating performances.

As part of this initiative, the Company’s board of directors has promoted Mr. Xi Zeng to co-Chief Executive Officer. As a co-Founder of the Company, Mr. Zeng served as FangDD’s director and Chief Operating Officer since 2011. In his new role, Mr. Zeng’s responsibilities will expand to overseeing the execution of the Company’s strategies with a focus on achieving growth targets. Meanwhile, the other co-CEO of the Company, Mr. Yi Duan, will focus on strategy development, product innovation, corporate governance, and capital market activities.

Furthermore, the board also appointed Ms. Jiaorong Pan, currently the Company’s Senior Vice President, as the Chief Financial Officer of the Company. As the Chief Financial Officer, Ms. Pan will oversee all finance functions and play a vital role in the Company’s ongoing efforts to optimize cost structure, improve capital market communication and deliver profitable growth.

Ms. Pan has over 16 years of experience in the real estate industry. As a member of the Company’s core founding team and Senior Vice President since October 2011, Ms. Pan has extensive experience in financial management and in-depth knowledge of FangDD’s operations. Prior to joining FangDD, Ms. Pan was a General Manager at Suzhou Huamei Enterprise Marketing Planning Co., Ltd., where she supervised the daily operations and pioneered an innovative real estate sales model.  Between September 2003 and October 2009, Ms. Pan served as a manager for the consulting department of Best Team Real Estate Comprehension Services Co., Ltd. During her tenure, she chaired all market research and project development efforts. Ms. Pan holds a bachelor’s degree in construction engineering from Suzhou University of Science and Technology and an EMBA degree from the Cheung Kong Graduate School of Business.

“We are thrilled to announce the new appointments of Mr. Zeng as our co-CEO and Ms. Pan as our CFO,” commented Mr. Duan, Chairman and co-CEO of FangDD. “As part of our efforts to optimize our organizational structure and streamline operation procedures, we have re-aligned our corporate structures to improve operating efficiency. Xi’s established leadership, as well as his extensive experience in the real estate field, make him the ideal co-CEO to lead our operations and help us achieve key goals on an accelerated basis going forward. Jiaorong, as our Senior Vice President in the past nine years, has contributed substantially to our business expansion, demonstrating a deep understanding of our business and strong leadership. These qualities, combined with her impressive professional experience and a stellar reputation for efficiency, will make her a great CFO for us as we continue to execute toward our long-term vision.”

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by technology. FangDD operates China’s largest online real estate marketplace as measured by the number of registered agents on its marketplace as of December 31, 2018. Of the approximately 2.0 million real estate agents in China, more than 911,000 were on its platform as of December 31, 2018. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FANGDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FANGDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FANGDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FANGDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and FANGDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com